STATE OF NEW JERSEY
                            Board of Public Utilities
                               Two Gateway Center
                                Newark, NJ 07102



                                                                  DATE: 12/30/97

                                                                  ORDER

I/M/O THE PETITION OF ATLANTIC           )
CITY ELECTRIC COMPANY AND CONECTIV,      )
INC. FOR APPROVAL OF A CHANGE IN         )
OWNERSHIP AND CONTROL                    )

                                                      BPU Dkt. No. EM97020103
                                                      OAL Dkt. No. PUC4935-97


                             (SERVICE LIST ATTACHED)




BY THE BOARD:

     On February 24, 1997, Atlantic City Electric Company ("ACE"), a corporation of the State of New Jersey and regulated public electric utility with its principal business office located in Egg Harbor Township, New Jersey, and Conectiv, Inc. ("Conectiv"), a corporation of the State of Delaware with its principal business office located in Wilmington, Delaware (collectively "Petitioners"), filed a petition with the New Jersey Board of Public Utilities ("Board") pursuant to N.J.S.A. 48:2-51.1 and 48.3-10, and N.J.A.C. 14:1-5.10,
requesting authorization and approval of a transfer on Atlantic Electric Inc.'s ("AEI") books and records of all of the issued and outstanding shares of its common stock, which will result in the change of ownership and control of ACE. AEI, a New Jersey corporation and the parent of ACE, is the sole common shareholder of ACE. ACE provides service to approximately 473,000 residential, commercial and industrial customers within its service territory which encompasses all or parts of eight countries in the southern one-third of New Jersey.

     Petitioners also filed a copy of the Amended and Restated Agreement and Plan of Merger dated December 26, 1996 ("Agreement") among AEI; Delmarva Power & Light Company ("Delmarva"), a regulated public electric utility servicing approximately 437,500 residential, commercial and industrial customers in Delaware, Maryland and Virginia; Conectiv and DB Sub, Inc., a wholly owned subsidiary of Conectiv incorporated in Delaware solely to effectuate the merger. Currently, the ownership of Conectiv's outstanding capital stock is divided equally between AEI and Delmarva. Ultimately, as a result of several mergers outlined in the Agreement, Conectiv will become the parent of Delmarva, AEI and all AEI's current subsidiaries.

     The proposed new company, Conectiv, will have a total of 3,700 employees, over 900,000 electric customers, 98,000 gas customers, and a combined service territory of nearly 9,000 sq. miles. The Chairman/Chief Executive Offer of Conectiv will be Howard E. Cosgrove, current Chairman/Chief Executive Officer of Delmarva. The new President of Conectiv will be Merry L. Harlacker who is a Senior Executive Vice President of Atlantic Energy. The proposed corporate headquarters of Conectiv will be located in Wilmington, Delaware, the current headquarters of Delmarva.

     As described in the Joint Proxy Statement of Delmarva and AEI (Proxy, pp.3-5), petitioners propose to accomplish the merger on the following terms and conditions after receiving all necessary regulatory approvals: (i) DB Sub, Inc. will merge into Delmarva; (ii) AEI will merge with and into Conectiv; (iii) Delmarva common stock owned by Delmarva or AEI or any of their subsidiaries will be canceled; (iv) AEI common stock owned by AEI of Delmarva or any of their subsidiaries will be canceled; (v) Delmarva common stock shares issued and outstanding immediately prior to the consummation of the Delmarva merger will be converted into Conectiv common stock; (vi) AEI common stock shares issued and outstanding immediately prior to the consummation of the AEI merger will be converted into Conectiv common stock, Class A common stock and cash in lieu of fractional shares; (vii) all issued and outstanding shares of DB Sub, Inc. common stock will be converted into shares of Delmarva common stock; and (viii) all shares of Conectiv common stock that are issued and outstanding immediately prior to the mergers will be canceled. The merger will result in holders of Delmarva common stock becoming holders of Conectiv common stock in a 1:1 ratio and holders of AEI common stock becoming holders of both Conectiv common stock in 1:0.75 and 1:0.125 ratios respectively. Delmarva Preferred Stock outstanding when the merger is consummated will remain outstanding with the mergers exerting no effect on said preferred stock.

     Initially, the Petitioners, the Division of the Ratepayer Advocate ("DRA") and Board staff were designated as parties to the proceeding. On March 27, 1997, South Jersey Gas Company ("SJG") filed a motion to intervene. Given the potential effect of the merger on SJG in its capacity as a competitor, retail customer and supplier of AEI, the board granted SJG intervenor status on May 28, 1997. The Board determined to send the matter to the Office of Administrative Law ("OAL") as a contested case for hearings. OAL Administrative Law Judge ("ALJ") McAfoos conducted a prehearing conference on May 30, 1997. Evidentiary hearings were held at the OAL on July 14, 15 and 18, August 27, 28 and 29 and September 2 and 3, 1997. Initial briefs were filed October 2, 1997 and reply briefs were filed October 10, 1997. The ALJ issued his Initial Decision on November 19, 1997, reflecting his analysis of the testimony, transcripts briefs and reply briefs. Exceptions to the Initial Decision were filed by the parties on December 4, 1997 and reply exceptions were filed on December 11, 1997.

     The company has urged the Board to complete its review of the merger in 1997 so that savings can begin to be reflected in customer rates and employment uncertainties can be resolved. As of the date of this Order, the merger has been approved by the state utility commissions of Delaware, Maryland, Pennsylvania and Virginia. At the federal level, the Federal Energy Regulatory Commission and the Department of Justice have also approved the merger. The determinations of the Securities and Exchange Commission and the Nuclear Regulatory Commission are expected when the Board completes its review and issues its final Order, thus completing all state approvals.


                                   DISCUSSION

     Because Petitioners seek to form a new holding company which will acquire control of ACE, the proposed transaction falls within the jurisdiction of the Board pursuant to N.J.S.A. 48:2-51.1, which provides that

          [n]o person shall acquire or seek to acquire control of a public utility directly or indirectly through the medium of an affiliated or parent corporation or organization, or through the purchase of shares, the election of a board of directors, the acquisition of proxies to vote for the election of directors, or through any other manner, without requesting and receiving the written approval of the Board of Public Utilities. Any agreement reached, or any other action taken, in violation of this act shall be void. In considering a request for approval of an acquisition of control, the board shall evaluate the impact of the acquisition on competition, on the rates of ratepayers affected by the acquisition of control, on the employees of the affected public utility or utilities, and on the provision of safe and adequate utility service at just and reasonable rates. The board shall accompany its decision on a request for approval of an acquisition of control, with a written report detailing the basis for its decision, including findings of fact and conclusions of law.

It is clear from the above that the Board must evaluate the impact of the merger on (1) rates, (2) employees, (3) competition and (4) the provision of safe and adequate service at reasonable rates.

Standard of Review

     The Board must first determine the standard of review to be used in this case and then apply that standard to an analysis of the impact on competition, rates, employees, and the provision of continued safe and adequate service. However, nothing in the statute suggests how or under what standard of review the Board should conduct its review, and there is no other New Jersey statutory requirement that the Board use a particular standard ownership or control of public utilities.

     As noted by the ALJ, in recent years the Board has in the vast majority of its cases utilized a "no harm" standard, meaning that it has approved acquisitions and mergers of utilities only after it was satisfied that there would be no adverse impact on the provision of safe, adequate and proper service at just and reasonable rates and no adverse impact on the other factors listed in N.J.S.A. 48:2-51.1. The Board on two occasions has used another test which can be referred to as a "positive benefits" test; also sometimes referred to as a "best interests of the public" test. Even though rarely used, the DRA has argued that the Board should use the"positive benefits" test in this case. This test was first used by the Board in 1969 when it considered a proposed merger of New Jersey Natural Gas Company with Brooklyn Union Gas Company. See Re New Jersey Natural Gas Company, 80 PUR 3d 337 (1969). However, while the Board determined in that case that it would use a "best interest of the public" type test in preference to a "no harm" test, no strong support for this position was provided other than the statement that such a test would be consistent with the Legislature's intent and in keeping with the philosophy of New Jersey utility regulation. Id. at 339. In 1984, citing Re New Jersey Natural Gas Company for support, the Board once again used a "positive benefits" test when reviewing a hostile takeover bid by NUI Corporation. See, In the Matter of the Petition of New Jersey Resources Corporation and New Jersey Natural Gas Company v. NUI Corporation and Elizabethtown Gas Company, Docket No. 8312-1093 (January 31,
1984).

     Despite the above decisions, the Board has continued to use a "no harm" test for utility transactions involving a change in ownership and control. For example, the Board used "no harm" test when evaluating the formation of utility holding companies which involved a change in ownership of the utility. See, In the Matter of the Petition of Elizabethtown Water Company, Docket No. WM8502238 (August 9, 1985); In the Petition of Elizabethtown Water Company, Docket No. 693-107 (April 17, 1969). Similarly, the Board has approved the merger or acquisition of various telecommunications companies using a "no-harm" or "no adverse impact" test, even thought the ultimate owner was not an in-state utility. See, In the Mater of Metromedia Communications Corporation and Resurgens Communications Group, Inc. for Authorization to transfer Control and Change Name, Request for Relief, Docket No. TM93010016 (September 15,
1993)(provider of intrastate interLATA telecommunications services in New Jersey authorized to merge into out-of-state alternative operator provider and reseller); In the Matter of the Petition of Teleport Communications New York, et al. for Approval of Certain Transactions, Docket No. TM92030301 (October 13,
1992) (change in ownership and control of corporate parent of New Jersey utility); In the Matter of the Application of Worldcom, Inc. for Approval of Agreement and Plan of Merger and Related

Transactions, Docket No. TM96090644 (December 5, 1996)(merger of reseller and facilities based operator with parent of provider of intraLATA and interLATA interexchange services and local exchange service in New Jersey).

     In recent years, the Board has made only one statement which describes the kind of situation which it appeared to believe would cause the Board to utilize a "positive benefits" test. Referring to In re New Jersey Gas Company, supra, and In the Matter of the Petition of New Jersey Resources Corporation, supra, and in an effort to distinguish the case then under review, the Board stated:
"[i]n short, these were merger or 'take over' cases affecting the internal structure of existing New Jersey utilities." In the Matter of the Petition of Public Service Electric and Gas Company, at 7-8, Docket No. EM8507774 (January 17, 1986). The Board does not believe that the above language constitutus a statement of policy mandating adherence to a "positive benefits" in all circumstances where changes are made in the internal structure of a utility. As noted above, the Board has on many occasions ruled on mergers without insisting on use of a "positive benefits" test where there was a potential change in the operations of the utility. Therefore, the Board is not convinced that the facts of this case demand that the Board utilize a "positive benefits" standard rather than a "no harm" standard.

     After review, the Board CONCLUDES that adherence to a "no-harm" standard is reasonable. In this regard, the Board believes that it would be unreasonable to insist in this case that Petitioners prove that positive benefits will accrue as a result of the proposed merger, when the use of the "no harm" standard is sufficient to ensure the continuation of safe, adequate and proper service at reasonable rates and adherence to the other requirements of N.J.S.A., 48:2-51.1. Therefore, for the reasons outlined above and for the reasons given by the ALJ, the Board HEREBY ADOPTS the ALJ's position on standard of review as if fully set forth herein.

Impact on Rates:

     One of the primary issues in controversy in this proceeding is the estimation of merger savings and how much these cost savings can lower rates. Analytically the issue was addressed by the Petitioner through: (1) the measurement of expected merger savings allocable to Atlantic Energy, (2) the allocation of these cost savings between New Jersey ratepayers and company shareholders, and (3) the timing for implementing the rate reductions. A subsidiary but important issue is the extent to which ACE can use the proposed rate reductions to meet the Board's rate reduction goal of 5 to 10 percent set out in its April 30, 1997 report, Restructuring the Electric Power Industry in New Jersey ("Restructuring Report").

     Petitioners sponsored a number of witnesses to address the broad issue of expected merger savings and how the savings should be equitably shared. To estimate savings, the company employed the traditional 10-year forecast period for estimating total company savings, allocated savings between the merging companies' subsidiaries based on a detailed study of recent actual operating costs, and proposed a sharing ratio between ratepayers and company shareholders to further allocate savings attributed to the operating utility companies.

     Labor force reductions constitute the bulk of the savings estimated to result from the proposed merger. Nearly 70 percent of Petitioner's savings estimate is accounted for by an expected labor force reduction of 10 percent of the combined ACE-Delmarva labor force of more than 4,000 employees. When combined with the other cost reducing activities, the Petitioners have estimated net merger savings over 10 years of $509 million with the total annual savings of $21 million attributable to ACE which the Petitioners further adjusted for certain merger costs to produce net ACE annual savings of $18.2 million. Petitioners arrived at an $18.2 million estimate of ACE net annual savings by adjusting ACE's gross share of savings downward to reflect three "costs" incurred by the merging companies in the form of (1) an annual acquisition premium amortization, (2) executive separation payments, and (3) name change costs. Finally, after reviewing ACE's recent financial performance, Petitioners proposed that one-third of ACE's net savings be allocated to ratepayers and two-thirds to shareholders.

     In response to this filed position, the DRA supported through expert testimony a counterproposal that rejected the company's three proposed cost offsets to ACE's gross share of merger savings and allocated 100 percent of ACE's share of merger savings, without adjustments, to ratepayers. The recommendation was based, in part, on the DRA's view that in a traditional rate-base/rate-of-return regulatory process all cost savings would ultimately flow to ratepayers. Also, the DRA suggested a five-year rate freeze to guarantee that all Board-ordered rate reductions would be assured for at least five years.

     The Staff, in its initial brief, outlined a merger savings sharing proposal incorporating (a) a 15-year forecasting period for cost savings; (b) an estimate of $918 million in merger savings over that period; (c) rejection of Petitioners' proposed saving offsets for acquisition of goodwill, executive compensation payments and name change costs; (d) annual estimated savings of $24.531 million allocated 100 percent to ratepayers; and (e) a recommendation that ACE be allowed to use the entire rate reduction of 2.6 percent to partially fulfill the Board's Restructuring Report rate reduction requirement of 5 to 10 percent.

     After the hearings concluded, the Petitioners and the other parties filed briefs and reply briefs that included a thorough discussion of the savings and sharing issues. The ALJ rejected the DRA's five-year rate freeze proposal as an "unworkable constraint on the Company" and also rejected Staff's 15-year forecast period approach. The ALJ ultimately recommended an alternative proposal using the Petitioners' 10-year forecast period; rejected the company's request to offset cost savings by the acquisition premium, the executive separation payments, and the name change cost; and concluded that the annual savings estimate of $21 million was reasonable. The ALJ also recommended that ratepayers should receive 75 percent of the savings in the form of a $15.75 million annual rate reduction (1.7 percent). Under the ALJ's proposal, the rate reduction would be implemented on closing of the merger. He further recommended that the entire rate reduction be treated as a credit to the 5 to 10 percent rate reduction anticipated by the Board in the Restructuring Report.

     After review, the Board ADOPTS the ALJ's findings on the level of annual savings and the percentage to be allocated to ratepayers. While the ALJ's recommendations in this regard reasonably balance the interests of the parties, the ALJ's proposed annual rate reduction of $15.75 million (1.7 percent), while correctly calculated, must in part be offset by a $5.025 million (0.5 percent) increase in rates attributable to the Board's decision in Docket No. ER97080562 to allow ACE to recover Post-retirement Benefits Other than Pensions (PBOPs). The net result of actions in these two dockets is an approximate 1.2 percent reduction in rates. The Board's determination to simultaneously account for the PBOP rate increase and a portion of the merger-related rate decrease is based on its desire to eliminate unnecessary rate fluctuations within a relatively short period of time.

     The Board also ADOPTS the ALJ's determination that the entire percentage rate reduction be treated as a credit towards the 5 to 10 percent rate reduction required pursuant to the Restructuring Report. However, as noted above, the actual percentage decrease will be 1.2 percent, rather 1.7 percent, because of the Board's determination herein to implement the Board-approved rate increase under the PBOP proceeding with the merger-related rate reduction approved in this Order. This position is supported by the Restructuring Report which defined the set point against which the Board would measure utilities' achievement of rate reductions as follows:

          In response to concerns that these targeted rate reductions may be eroded by subsequent upward rate adjustments between now [April 30, 1997] and the date of retail competition, we emphasize that the targeted rate reductions must be in comparison to the current level of rates as of the date of this report.

          [Restructuring Report at 115.]

Since the Board's Restructuring Report requires rate reductions to be measured against rates in effect as of April 30, 1997, the Board believes at this time that the net reduction of 1.2 percent resulting from the simultaneous implementation of the PBOP increase and merger-related decrease in rates should be credited towards the required 5 to 10 percent Restructuring Report rate reduction.

Impact on Employees

     The record demonstrates that approximately 70 percent of the cost savings to be produced by the combination of AEI and Delmarva would come about through a reduction in the total number of employees between the two companies.
Petitioners have stated that they planned to target "positions which are rendered redundant or duplicative as a consequence of the merger" and urged that "it is the long term strength of the company, and the opportunities created by that strength, rather than the short term reduction in jobs, due to streamlining which should be evaluated in determining the true impact of the change in control." Pib at 32./1

     Conectiv witness Cosgrove testified that as a result of the merger, Petitioners expect to "initially reduce the combined companies' workforce by approximately ten percent, or about 400 positions." Exhibit P-8 at 5. Petitioners witness Flaherty stated that commencing on January 1, 1998, 408 positions will be eliminated between the merging companies. Exhibit P-6 at 23. Petitioners argued for flexibility in final staff determinations and could offer no specific assurances or detail of the relative impact of job reductions on the merging companies beyond Cosgrove's suggestion that positions eliminated "will be in some rough proportion between the two companies." However, he offered a qualifier: "I think that a lot has to do with location, where people live, and then the positions that are available and the people that are making different types of lifestyle decisions." TR, Vol. 4 at 8.

     With regard to the DRA's arguments referenced below, Petitioners rejected the DRA's call for Petitioners to commit to a precise allocation of job cuts between the merging companies prior to the Board granting merger approval and argued that "[u]ltimately, the kind of mathematical precision that the Ratepayer Advocate proposes is not possible, achievable, or even a sound public policy goal because of the other things that would have to happen to achieve that precision." Pib at 36. Petitioners also argued that any attempt by the Board to regulate or prohibit staff reductions "simply for the sake of preserving jobs" or to impose quotas, would exceed the Board's statutory authority. Prb at 33 and
35. Petitioners saw an inconsistency in Staff's and the DRA's reasoning: "Staff and the Ratepayer Advocate insist on lower rates to customers, and therefore cannot at the same time try to impose conditions which will impair the ability to achieve those savings." Id. at 35. Petitioners offered a caution on any Board effort to control job reductions stating that "the quota proposal would unfairly limit the ability of Atlantic and Conectiv to ensure that the best possible workforce would be able to serve the needs of customers." Petitioners Exceptions at 9. Finally, Petitioners urged the Board to focus on a goal rather than a firm limit in any condition related to jobs to ensure that the merging companies would retain sufficient flexibility to enable them to realize savings and optimize staff resources: "At most, the 140/268 should only be a target that the Board


------------------------------

     1/ Throughout this Order, the following abbreviations are used to refer to documents of record in BPU Docket No. EM97020103:
Sib    Staff initial brief
Srb    Staff reply brief
Pib    Petitioners initial brief
Prb    Petitioners  reply brief
DRAib  Divisions of the Ratepayer Advocate initial brief
DRArb  Division of the Ratepayer  Advocate  reply brief
SJGib  South  Jersey Gas Company initial brief
SJGrb  South Jersey Gas Company reply brief
TR     Transcript (by volume and page)
encourages Conectiv to strive to attain, but not be required to strictly adhere to." Petitioners Exceptions at 11.

     In response to the strong concerns expressed by the parties regarding job impacts, Cosgrove testified that the new combined entity will open operations in New Jersey, not only a facility to maintain the company's presence in Atlantic City, but also a corporate service center in the western part of Southern New Jersey, where billing accounts payable, purchasing and other service functions would be located. TR. Vol. 4 at 5.

     The DRA focused on the fact that the Merger Agreement does not adequately protect Atlantic's employees from arbitrary or disproportionate treatment in the downsizing effort that will be necessary to achieve the synergy savings. DRAib at 42-45. The DRA argued, "The Board should require that the labor force reductions be implemented on a pro-rata basis starting with each company's pre-merger projected number of employees as of January 1998...A pro-rate reduction would limit the positions eliminated at Atlantic to 140 out of the total 408 projected to be eliminated. The other 268 positions would come from Delmarva." Id. at 42-43. The DRA rejected Petitioners' labeling of its recommended as a rigid quota system, stating "[w]hile the 140 Atlantic/268 Delmarva ration is mathematically accurate, the Ratepayer Advocate would not object to minor fluctuations from the actual numerical ratio, if Atlantic could substantiate the extenuating circumstances that warranted such variation." DRArb at 20. The DRA found any assurances offered by Petitioners on the record to be insufficient and argued for the Board to take a proactive stance in its decisions: "Atlantic's employees will feel more secure knowing that there is a Board-ordered labor force reduction condition to hold Atlantic to its word. Accordingly, the Board should affirm the portion of the Initial Decisions concerning pro-rata labor reductions." DRA Reply to Exceptions at 10.

     On the issue of merger impact on jobs, SJG argued, "Petitioners have not presented a scintilla of proof that the proposed transaction will not adversely affect employees within the State of New Jersey. One thing is certain about the proposed transaction and its effect on employment. As a result of the proposed transaction, employment in New Jersey will be hurt." SJGib at 8. SJG argued that Staff proposals to cure the Petitioners' deficiencies by imposing job-related conditions on the merger approval was "out of harmony with N.J.S.A. 48:2-51.1" and "simply inadequate under the statute" so that the Petition should be denied. SRGrb at 11-13. Beyond job eliminations, SJG argued that the ALJ's initial decision did not address the impact of job migration on New Jersey employees or the state's economy. SJG Exceptions at 5. According to SJG, "[t]his Board is without any evidence from which it can determine how many employees will be shifted to Delaware; and the impact of these shifts on the State of New Jersey, its economy and tax structure and its impact on the ability of ACE to render safe, adequate and proper service. Without such evidence, the Board cannot discharge its obligations under N.J.S.A. 48:2-51.1, and thus it should not approve the transaction." Id. at 11.

     Staff argued, "[i]t is evident that AE's workforce has borne the brunt of job reductions in advance of and in anticipation of the merger" and supported the DRA's pro-rata formula stating that any level in excess of 140 layoffs at ACE would constitute an unfair burden on

ACE and the economy of South Jersey. Staff recommended a condition to the merger that the Board set the policy that a maximum amount of layoffs for the employees based in New Jersey should not exceed 140 but tempered its recommendation as follows: "[h]owever, Staff recognizes that situations may arise where the 140/268 split may not be appropriate, therefore, Staff would consider deviating from this ratio as long as the Petitioner justifies its actions and that the circumstances were extenuating." Sib at 13 and 20-21.

     The original merger petition reflected a 10 percent reduction in the combined total workforce of the two companies, some 408 jobs. In agreement with Staff and the DRA, the ALJ imposed a job loss cap on ACE at 140 employees rather than the target of 160 or more proposed by Petitioners. The ALJ agreed with the Staff concerns regarding the split in job reductions between Atlantic and Delmarva and concluded that the company should be required to allocate the job losses based on a staff recommendation of 140 for Atlantic and 268 for Delmarva. This allocation between the two companies would maintain the ratio of estimated employees at January 1, 1998 levels, i.e., each labor force would maintain its initial relative importance in the new company, Conectiv.

     Based on the latest information available to the Board, the Petitioners have reported the 122 ACE and 191 Delmarva employees have accepted voluntary retirement package offers effective upon closing of the merger. These voluntary labor force reductions in total are close to the numbers of 140 targeted job reductions for ACE and 268 targeted job reductions for Delmarva. The Board clearly prefers these voluntary labor force reductions to meet the Petitioners' target since it limits the disruptive effects of involuntary layoffs which Petitioners have not implemented to date. The Board encourages the Petitioners to exert every effort to similarly meet their remaining work force reduction goals.

     The ALJ accepted a Staff recommendation (Id. at 21) that Petitioners are allowed an opportunity to ask the Board for flexibility regarding the cap if circumstances dictated a reconsideration of the efficacy of this condition of the Board's merger approval. Id. at 14. Further, the ALJ also concurred in a Staff recommendation that for three years following the merger, the Petitioners would be required to file an annual comprehensive review of merger-related impacts on New Jersey employees with special emphasis on the positions that have an interface with customers and/or field operations. Id. at 14. The Board emphasizes that it shares the specific concern for close monitoring of the customer services element of the overall labor force reductions.

     After review, the Board FINDS that the ALF's recommendations are reasonable and, therefore, HEREBY ADOPTS the ALJ's findings on labor reductions. However, in adopting the ALJ's decision in this regard, the Board herein emphasizes that changes in the cap as it relates to labor reductions resulting from the merger, will only be allowed by the Board in extraordinary circumstances where failure to do so would result in irreparable harm to Petitioners. However, the Board also recognizes that future management decisions related to compliance with the Board's electric industry restructuring directives may necessitate that ACE take other actions affecting the fundamental structure of the utility and its operations that could cause labor force reductions distinct and apart from merger-related labor force reductions.

The Board will take causative factors into account as it reviews any future request by ACE to deviate from the employment goals stated herein by the Board.

     Finally, the Board notes that Conectiv Chairman Cosgrove testified that Petitioners planned to locate a corporate service center in the western part of Southern New Jersey. TR, Vol. 4 at 5. That facility will be located in Salem County and will be staffed by up to 300 to 400 Conectiv employees providing a variety of services. These employees will include individuals now employed by ACE and Delmarva, as well as employees hired by Conectiv. As a result, under the 140/268 employee ration approved herein, at the end of the transition period necessary to locate operations in the new Salem County facility, the number of Conectiv employees in New Jersey will be at least equal to the number of ACE employees at the time of closing of the merger, less 140 positions.

Impact on Competition:
Market Power Supply

     Petitioners did not submit a market power study to address the impact of the merger on competition and stated that "it is difficult to logically see how we together could significantly affect market power in our geographic area, especially since we would control and operate only 6.2% of the capacity in PJM." Exhibit P-7 at 8-9. Petitioners emphasized that (1) the change in ownership and control of ACE will not impair the ability of the Board to exercise the same authority which it now has to prevent anti-competitive behavior and bar cross-subsidization between utility and non-utility businesses and (2) no party demonstrated any "legitimate claim of anti-competitive activity" in this proceeding. Pib at 8, 43 and 50.

     As to SJG witness Robertson's testimony, Petitioner argued that his evaluation of the energy market was seriously flawed in that he failed to give consideration to other competing firms in either the now-competitive market for sales of natural gas, or the upcoming competitive market for sales of electricity and he was unfamiliar with all of the market activities of South Jersey Gas and its affiliates. Petitioners asserted, "[t]he fact that there are many competitive retail sellers of natural gas, in addition to affiliates of Atlantic or South Jersey, undercuts Dr. Robertson's assertion that affiliates of Atlantic could engage in predatory pricing in the competitive retail gas market." Pib at 46 and Prb at 27.

     The DRA relied on the analysis of its witness Dr. Wakefield who expressed concern that the combination of load growth and transmission limitations on the ACE system will result in significant market power by ACE, Conectiv, or both. DRAib at 71. Dr. Wakefield stated that there was a potential negative effect of the proposed merger on retail competition in the eastern portion of Atlantic's service territory due to limited transmission capability. Id. at 70-75. Given the fact that Petitioners submitted no analysis to the impact of the proposed merger on retail competition or otherwise established that the merger is in the public interest with regard to competition, the DRA, therefore, urged the Board to adopt four pre-conditions to the merger proposed by DRA witness Wakefield that related to service reliability and transmission system impacts on market power. DRArb at 31. The DRA also emphasized that the Board "must begin the process of addressing the system planning problems now in order to preclude the Petitioners from having undue influence over market power during the start of competition." DRA Reply to Exceptions at 8. The ALJ addressed and adopted the DRA's recommendations in the section of the Initial Decision dealing with service reliability.

     SJG focused on Petitioners' failure to produce any evidence of the effect of the proposed transaction on competition and the limitations in Petitioners' testimony that addressed only electric-on-electric competition and argued that the Board should "make it clear that once it discharges its duty to examine the competition issues, it may, in fact, unravel the merger at that point." SJGrb at 8, SJG Exceptions at 17 and SJG Reply to Exceptions at 6.

     As noted above, Petitioners did not submit a market power study as part of the record in this proceeding. Staff has recommended that such a market power study should be submitted by Petitioners as part of the Restructuring proceeding. In this way, the issues would be fully explored in the company's segment of the Board's Restructuring case. After review, the Board agrees with staff's position, and believes that the Board's findings in ACE's restructuring proceeding can be used to impose conditionis if required to assure competition and afford all entities a fair opportunity to compete in the service area.

     The ALJ essentially found that the interim remedies proposed by SJG's expert be implemented by the Board at this time and then be fully explored when the Board develops its generic standards for market structure, affiliate relations, and conduct in new markets. These interim remedies are set forth at pages 15-16 of the Initial Decision as follows:

     (1) Conectiv, its affiliates, and its subsidiaries shall not sell gas below cost or in a subsidized bases within the [South Jersey Gas] service territory;

     (2)  Conectiv,  its  affiliates,   and  its  subsidiaries  shall  not  sell
          electricity below cost or in a subsidized basis within the [South Jersey Gas] service territory;

     (3) Conectiv, its affiliates, and its subsidiaries shall not sell HVAC, appliance repair, or other related services below cost or in a subsidized basis within the [South Jersey Gas] service territory;

     (4) Conectiv, its affiliates, and its subsidiaries shall not sell any service or product, for resale in the [South Jersey Gas] service territory, below cost or on a subsidized basis to any entity affiliated with Conectiv;

     (5) Conectiv shall adopt a comprehensive set of safeguards that separate Conectiv's regulated and non-regulated activities.

With respect to the interim remedies proposed by SJG and adopted by the ALJ, the Board believes that, subject to the Board's review of and ongoing jurisdiction over the cost allocation manual and service company agreement as delineated hereinabove, the interim remedies as proposed by SJG's witness Robertson extend beyond the current bounds of the Board's appropriate interest in these matters. Therefore, the Board HEREBY ADOPTS the Initial Decision, but MODIFIES conditions
(1) through (4) above to apply to ACE, the electric public utility operating in New Jersey, or its successors, and not to Conectiv, its affiliates, and its subsidiaries at this time. Modification of the Initial Decision in this manner adequately protects competing utilities by barring the offering of below-cost or cross-subsidized products and services by the operating utility. The Board believes that this approach is consistent with existing Board policies applicable to all regulated utilities operating in New Jersey.

     The Board concurs that the established standard that products and services offered by regulated utilities must not be sold below cost or on a subsidized basis must be upheld. The Board has found that these safeguards are appropriate for regulated utilities and has applied this standard to utility operations over which the Board exercises jurisdiction over rates. However, historically, the Board has not regulated the rates and pricing of products and services offered by utility affiliates and subsidiaries. In fact, other utilities currently have affiliates that offer products and services free from Board rate regulation. The Board emphasizes that the above modified remedies are interim in nature, and nothing in this Order will restrict the Board in establishing appropriate future regulatory policy aimed at addressing impending industry restructuring encouraging fair competition, and protecting New Jersey ratepayers.

     The Board also is examining very closely the potential for each of New Jersey's electric utilities to exercise market power in the current electric Restructuring proceedings, including ACE and BPU Docket No. EO97070457. A key part of the Board's current restructuring investigation includes a significant analytical component on market power and competition within New Jersey and within each company's service territory. The Board will examine the focused audit recommendations of the Board's consultants and their computer modeling efforts to assure that no utility will be able to exercise market power to the detriment of the Board's efforts to encourage expanded competition in retail and wholesale electric markets.

Conectiv Service Company

     As part of the merger and attendant restructuring, the new company Conectiv, will create a service company to jointly provide needed services to the regulated operating utilities and other unregulated subsidiaries. However, Petitioners have not as of yet entered into a service company agreement, and rules for funding Conectiv's proposed service company and cost allocation procedures have yet to be finalized. In addition, the service company agreement must be filed with the Securities and Exchange Commission and the Federal Energy

Regulatory Commission. The Board notes that the Petitioners have agreed to fully cooperate with the Board when the Board reviews the service company filing and have agreed to provide the Board with appropriate proofs to protect and maintain the Board's current regulatory oversight of ACE.

     The DRA expressed particular concern over the planned transfer of the system planning function to an unregulated Conectiv service company and the potential anti-competitive effect on retail competition of this structure. The DRA argued that transfer of system planning functions to a Conectiv affiliate in Delaware that is not regulated by the Board would likely result in reduced responsiveness to Board concerns and diminished Board influence and jurisdiction over future system planning in ACE's service territory. DRAib at 72-73.

     Staff focused its examination on the DRA's concern regarding cost allocation methodology proposed by petitioners to properly account for service company costs, and Petitioners inability at this time to provide a detailed plan for functions and cost centers prior to completing business and employment plans. Staff concurred with the DRA's recommendation that ACE should file a cost allocation manual in addition to any service company agreement and that the Board should closely examine and rule on the appropriateness of cost allocation and accounting in the future Restructuring proceeding. Sib at 33.

     Petitioners disagreed with the other parties arguments that the service company structure will hamper Board regulation, and argued that other New Jersey utilities have successfully employed this kind of structure. Petitioners also argued that the Board will retain all regulatory authority to access necessary books and records to ensure proper cost treatments. Further, citing other merger cases reviewed by the Board, Petitioner argued that the Board's current merger review as directed by statute should focus on impacts of a change in control of a regulated utility business, and not on energy business or unregulated affiliate business activities. Pib at 38-40.

     The ALJ concurred with the positions of DRA and Staff and ruled that the Board should condition its approval of the merger on the submission of a cost allocation manual and service company agreement for the Board's review and approval. After review, the Board FINDS that the ALJ's position is reasonable, and HEREBY ADOPTS the ALJ's position on this issue. The Board believes that a review of the cost allocation manual and service company agreement will be critical to a full understanding of the final structure of the merged company, as well as the functions and services proposed to be performed by the utility as opposed to the service company and/or unregulated subsidiaries. Moreover, Board review of the yet-to-be submitted cost allocation manual is critical to the Board's ongoing responsibilities to ensure that unregulated activities are not subsidized by the utility or its ratepayers. Accordingly, the Board further conditions its approval as follows:

     1. That the Board shall have full access to all books and records of the service company on an ongoing basis to the extent necessary to continually monitor and ensure that there is no cross-subsidization by the utility of other service company activities and that service company activities do not otherwise impinge upon the utility's ability to provide safe, adequate and proper service at reasonable rates.

     2. That, notwithstanding any federal agency review and approvals, Petitioners shall submit the service company agreement and cost allocation manual to the Board for its review and approval, and that further, Petitioners shall abide by Board decisions related thereto for purposes of utility rates and services.

Impact on Continued Safe and Adequate Service:
Service Reliability

     Throughout the proceeding, ACE has maintained that the company is committed to providing safe, adequate and proper service in a post-merger environment. In response to a chief concern of the other parties that planned work force reductions resulting from the merger would negatively impact the quality of service delivered by the new Conectiv, ACE emphasized that the savings from the AEI-Conectiv merger will accrue through "the elimination of redundant and duplicative positions, and not through cutting back on essential services." Pib at 24.

     In testimony, ACE witness Cosgrove suggested that service quality could likely increase in a post-merger, competitive environment because the merging companies will not want to jeopardize current high levels of customer satisfaction. In addition, he maintained that the merger will bring a "wider range of people, talents and other resources" to meet customers' needs in terms of service and reliability. Cosgrove also highlighted the fact that Conectiv may be in an improved position to more effectively deploy storm repair crews because experience demonstrates that storms rarely strike the entire South Jersey-Delmarva peninsula area at once, so from throughout Conectiv's service territory can be dispatched to problem areas. Id. at 25.

     In response to DRA witnesses' concerns that staff reductions could impair the delivery of customer service and negatively impact low-income customers, Petitioners' witness Flaherty testified that reductions would target "executive, managerial and supervisory job titles which were duplicated as a result of the merger . . . in areas that were unrelated to the direct provision of service or maintenance of service levels and, therefore, any of those reductions due to duplication, overlap or redundancy could not result in any deterioration of service or disruption to service." Pib at 29 and TR, Vol. 8 at 70-71. ACE emphasized that DRA witnesses' concerns of the future service deterioration are not supported by the current experience or any fact of the filing and that low income customers will benefit from rate reductions afforded by merger savings. Prb at 38 and Pib 27. In its reply brief, Petitioners reiterated, "functions that have a direct interface with customers and/or filed operations were not identified as areas where consolidation of operations was to occur." Prb at 38. Lastly, Petitioners asserted that the change in control of ACE to be accomplished through the merger will have no impact on the ability of the Board to continue to regulate New Jersey utility operations and continue to ensure the provision of safe, adequate and proper service. Id. at 39.

     The DRA argued, among other things, that Petitioners failed to identify with any level of certainty exactly what operational areas will be affected by job costs, so that the record contains insufficient evidence to ensure that the merger will not affect service quality and reliability and will indeed be "in the public interest." The DRA urged that its set of proposed service quality and reliability standards be formally adopted because absent the formal adoption of verifiable standards to monitor service quality and reliability, the merger cannot be deemed to be in the public interest. DRAib at 46-47. The DRA stated that as New Jersey moves to restructure its electric industry concurrent with the merger time frame, the management of the merged company will be under tremendous pressure to achieve the projected cost savings . . . with new competitive pressures and other demands placed on the merged company's finite resources. This scenario, coupled with the absence of a verifiable commitment to customer service and service reliability, places the New Jersey customers of the merged company at great risk.

          [DRAib at 48.]

Therefore, the DRA urged that the following requirements be adopted as pre-conditions to the merger: (1) Petitioners must provide detailed load forecasts for the southeastern New Jersey coastal area under various future scenarios; (2) Petitioners must demonstrate through power flow analyses that its transmission system will be able to adequately serve coastal customers under all reasonable future scenarios; (3) Petitioners must repeat the analysis annually during the restructuring implementation phase; and (4) Petitioners must remedy any deficiencies in the transmission system that could impair the provision of robust retail competition to coastal New Jersey customers.

     The DRA expressed a number of particular concerns regarding the provision of service to low-income customers in a post-merger environment in which the number of direct customer-company contacts is reduced as is likely under a plan in which merger savings for customer service operations accounts for the third largest number under projected operating and maintenance savings. The DRA sees a problem with such reduced interactions because the low-income population especially can benefit from direct company contact. DRAib at 53-56. To address the problems of low-income customers and assure that the merger will be in the public interest, the DRA argued that the Board should adopt special rate discount and arrearage forgiveness programs for the population as a pre-condition to merger approval and proposed that Conectiv participate in a statewide fuel fund support program and establish weatherization and education programs for the benefit of low-income customers. Id. at 57.

     SJG maintained that Petitioners failed to sustain their burden of proof that the merger will not negatively impact their ability to provide safe, adequate and proper service to New Jersey customers. SJG pointed to Petitioner's inability to identify the level of employment necessary to ensure continued provision of service consistent with New Jersey statute. Absent such a determination of what level of employment is necessary to maintain service properly and the companion assurance that employment levels in New Jersey will not be reduced below that level, SJG argued that Petitioners cannot demonstrate to the Board that the merger will be in the public interest. SJGib at 15-16.

     Staff acknowledged the DRA's concerns over system reliability and customer service quality under the plan for Conectiv to acquire of ACE. Staff focused on DRA witness Wakefield's assessment of potential growth and constraints on ACE's transmission system. Staff concluded that the merger will not in any way hinder the Board's ability to effectively regulate New Jersey utility operations but recommended that the Board adopt certain conditions to ensure that the reliability concerns raised by the DRA would not become a problem after the merger. Thus, Staff recommended that the merged utility be required to: (1) continue to meet all applicable requirements of New Jersey statute and code and industry standards; (2) abide by all future standards the Board may impose in conjunction with I/M/O Restructuring the Electric Power Industry in New Jersey (BPU Dkt. No. EX94120585Y); (3) conform with the reliability conditions proposed by the DRA; and (4) file annual reports reflecting pre- and post-merger related figures on performance levels on system reliability and customer service quality. Sib at 25-26. In its reply brief, Staff recommended that the Board order staff to meet with ACE to develop service quality and reliability as a condition to approving the merger.

     As to the issue of the Board's continuing ability to address problems of service reliability and transmission system deficiencies, the Board believes that N.J.S.A. 48:2-23 and N.J.S.A., 48:3-3 provide the Board with the authority to ensure that utilities provide safe, adequate and proper service. As part of that authority, the Board has historically reviewed utility electric generation and transmission plans to ensure that sufficient capacity exists. As we move nationally towards electric restructuring, both the reliability standards currently in place and the relationship between federal and state jurisdiction over transmission planning are being examined. The federal Department of Energy
(DOE), the FERC and the North American Electric Reliability Council (NERC) all have ongoing reviews to develop a national regulatory structure that ensures reliability in a competitive marketplace. Further, the FERC recently approved the creation of an independent system operator (ISO) to oversee the operation of the Pennsylvania-New Jersey-Maryland(PJM) power pool generation and transmission system. While the DOE, the FERC and the NERC study national and regional transmission and reliability concerns, the Board in its Restructuring proceeding is also examining more local transmission system concerns that may impact competition within local markets.

     The Board has been working and will continue to work with the above-noted entities to ensure a sound regulatory structure in a post-restructuring environment. While the review of electric reliability is taking place, the Board continues to retain the authority to ensure that utilities provide safe, adequate and proper service. This authority includes the ability to require that a regulated utility construct any transmission system upgrades deemed necessary. Subsequent to the proposed merger under consideration herein, the Board will maintain all existing jurisdiction. Therefore, this merger will in no way compromise the Board's existing ability to ensure service reliability in the affected service territory.

     In terms of service reliability, the ALJ concluded that the company should be required to meet all existing standards and any new standards derived from the Restructuring case, and that Petitioners should file appropriate annual reports to verify that the merger has not impaired service reliability. In doing so, the ALJ adopted the above-referenced DRA and Staff conditions relating to system reliability and customer service quality. Specifically, in his Initial Decision, the ALJ incorporated the following post-merger requirements as a condition of approval:

     (1)  that Atlantic continue to meet the requirement of current law;

     (2) that Atlantic abide by all future applicable standards and those that the Board may impose as a result of the Board's proceeding in the Restructuring docket; and

     (3)  that Atlantic file annual reports which reflect annual figures on pre-
          and   post-merger-related   performance   levels   affecting   systems
          reliability and customer service quality.

     [Initial Decision at 19.]

Finally, regarding the issue of low-income initiatives raised by the DRA, the ALJ did not support dealing with this concern as a condition for approving the merger and indicated that they would be dealt with more appropriately in a base rate proceeding or in the Board's ongoing Restructuring proceeding. In making this decision, the ALJ acknowledged that the merger will bring certain benefits, such as reduced rates, that will benefit the low-income population. However, the ALJ was troubled by Petitioners' expressed intent to reduce or discontinue certain customer services now available in Atlantic City, and the Bridgeton and Hammonton areas. The ALJ recommended to the Board that it condition approval of the merger on ACE "providing a full study regarding continuation of walk-in customers service facilities in the Atlantic City, Bridgeton and Hammonton areas of its service territory," and also recommended that "[u]ntil such a study is undertaken, customer service centers should remain open to service the needs of the utility's ratepayers." Initial Decision at 24-25.

     After review, the Board HEREBY ADOPTS the ALJ's findings relative to system reliability and customer service as discussed above, including the directive to continue the operations of customer service centers in Atlantic City, Bridgeton and Hammonton, pending submission by ACE of a study regarding the continuation of those centers and pending the conclusion of the Board's review of said study. The Board DIRECTS Staff to meet the Petitioners for the purpose of determining the parameters of the study regarding ACE's Atlantic City, Bridgeton and Hammonton service centers.

Summary:

     The Board HEREBY ADOPTS in part and HEREBY MODIFIES in the part of the Initial Decision. As stated above, the Board is modifying the Initial Decision wto reflect certain changes to the conditions set forth by the ALJ at pages 15-16 of the Initial Decision. In all other respects, the Board is adopting the Initial Decision as if fully set forth at length herein. As stated above, the Board will not permit labor force reductions resulting from the merger in excess of the ratio approved by the ALJ except in extraordinary circumstances where there is a showing by Petitioners that these changed circumstances would result in irreparable harm to Petitioners.

     By this Order, the Board FINDS the merger of AEI with Delmarva to be in the public interest and:

(1) APPROVES the transfer by ACE on its books and records all of the issued and outstanding shares of its Common Stock; and

(2)  APPROVES the acquisition by Conectiv of control of ACE.

In approving this merger, the Board retains all of its authority and ability to regulate ACE or its successor electric public utility and its ability to ensure the provision of safe, adequate and proper service to all ratepayers in the affected service territory.

                                 IMPLEMENTATION

     The Board DIRECTS that the rate reduction associated with the merger savings be implemented as follows:

(1) The merger driven rate reduction shall be applied on an equal percentage basis across all rate classes. Petitioners proposed reducing rates using the allocation percentages it employed in its 1991 rate case; however, the Board FINDS it is more appropriate to implement the reduction across all classes by a uniform percentage of revenues.

(2)  The decrease shall be implemented by ACE in two steps:

     (a) First, effective January 1, 1998, ACE will decrease rates by $5.025 million, an amount equal to the Post Retirement Benefits other than Pensions (PBOP) increase authorized by the Board in Docket No. ER97080562 on December 30, 1997; and

     (b) Second, ACE will decrease its rate by $9.888 million effective on the closing date of the merger (assuming a closing in March 1998) which amount reflects the benefits to ratepayers of accelerating the merger savings to offset the PBOP increase.

Effective January 1, 1999, ACE's rates shall reflect the full annual savings of $15.75 million through implementation of a small downward adjustment in rates equivalent to the value of the accelerated reduction in 1998.

     This Order is issued subject to the following requirements:

     (1) This Order shall not affect nor in any way limit the exercise of the authority of the Board or the State of New Jersey in any future petition, or in any proceeding regarding rates, franchises, services, financing, accounting, capitalization, depreciation, or any other matter affecting Petitioners.

     (2) This Order shall not be construed as directly or indirectly fixing for any purpose whatsoever any value of tangible or intangible assets now owned or hereafter owned by Petitioners.

     (3) Consummation of the above-referenced transactions must take place no later than ninety (90) days from the date of this Order unless otherwise extended by the Board.

     (4) Approval of the transactions herein shall not constitute a determination, nor in any way limit, any future determination of the Board, as to the treatment of indebtedness, capital structure and interest expense for rate making purposes in any rate proceeding under state or federal law.


DATED:         1-7-98

                                     BOARD OF PUBLIC UTILITIES
                                     BY:


                                     /s/ Herbert H. Tate
                                     HERBERT H. TATE
                                     PRESIDENT


                                     /s/ Carmen J. Armenti
                                     CARMEN J. ARMENTI
                                     COMMISSIONER


ATTEST:                    I HEREBY CERTIFY that the within
                           document is a true copy of the original in the files of the Board of Public Utilities.

         /s/ James A Nappi______
         JAMES A. NAPPI
         SECRETARY                            Docket No. EM97020103

       I/M/O The Petition of Atlantic City Electric Co. and Conectiv, Inc.
                for Approval of a Change in Ownership and Control
                              Docket No. EM97020103

                                  Service List


Robert Chilton, Director             Michael Ambrosia,                Louis M. Walters,
BPU Division of Energy               Elective Director                VP - Treas. & Asst. Sec.
2 Gateway Center                     BPU                              Atlantic City Electric Co.
Newark, NJ 07102                     2 Gateway Center                 6801 Black Horse Pike
                                     Newark, NJ 07102                 Egg Harbor Twp., NJ 08234

James A. Nappi, Secretary            Ami Morita, Esq.                 David A. Kindlick,
BPU                                  Div. of the Ratepayer Adv.       VP - Treas. & Asst. Sec.
2 Gateway Center                     31 Clinton Street - 11th Flr.    Atlantic City Electric Co.
Newark, NJ 07102                     Newark, NJ 07101                 6801 Black Horse Pike
                                                                      Egg Harbor Twp., NJ 08234

George Riepe, Asst. Dir.             Howard E. Cosgrove               Ira C. Megdal, Esq.
BPU Division of Energy               Chairman, President & Ceo        Davis Reberkenny &
2 Gateway Center                     Delmarva Power & Light Co.       Abramowitz, P.C.
Newark, NJ 07102                     800 King Street                  499 Cooper Landing Rd
Wilmington, DE 19899                                                  P.O. Box 5459
Cherry Hill, NJ 08002

Dr. Fred S. Grygiel                  Gregory Eisenstark, Esq.         Michael J. Barron, Sr. VP
Chief Economist                      Div. of the Ratepayer Adv.       Atlantic City Electric Co.
BPU                                  31 Clinton Street - 11th Flr.    6801 Black Horse Pike
Gateway Center                       Newark, NJ 07101                 Egg Harbor Twp., NJ 08234
Newark, NJ 07102

Rene Demuynck                        Richard A. Wakefield             Cindy L. Jacobs, Manager
BPU Division of Energy               CSA Energy Consultants           Rates and Tariffs
2 Gateway Center                     1901 N. Ft. Myer Dr - 503        South Jersey Gas Company
Newark, NJ 07102                     Arlington,  VA 22209             One South Jersey Plaza
Folsom,  NJ 08037

Edward Beslow                        Mona Mosser                      Rickey Joe
Chief Legal Specialist               BPU Division of Energy           BPU Division of Energy
BPU                                  2 Gateway Center                 2 Gateway Center
2 Gateway Center                     Newark, NJ 07102                 Newark, NJ 07102
Newark, NJ 07102

Alice Bator, Bur. Chief              Robert Glowacki                  Mark C. Beyer
BPU Division of Energy               BPU Division of Energy           Office of the Economist
2 Gateway Center                     2 Gateway Center                 BPU
Newark, NJ 07102                     Newark, NJ 07102                 2 Gateway Center
Newark, NJ 07102

Peter  Yochum, Bur. Chief            Naji Ugoji
BPU  Division of Energy              BPU Division of Energy
2 Gateway Center                     2 Gateway Center
Newark,  NJ 07102                    Newark, NJ 07102

Joseph O'Hara                        Janet Simon                      Gary L. Hanson, Controller
BPU Division of Energy               BPU Division of Energy           Atlantic City Electric Co.
2 Gateway Center                     2 Gateway Center                 6801 Black Horse Pike
Newark, NJ 07101                     Newark, NJ 07101                 Egg Harbor Twp., NJ 08234

Michael Kammer                       Elise Goldblat, Dag              Henry Levari, Sr. VP
BPU Division of Energy               Dept. of Law & Public Safety     Atlantic City Electric Co.
2 Gateway Center                     124 Halsey Street, 5th Flr.      6801 Black Horse Pike
Newark, NJ 07101                     Newark, NJ 07101                 Egg Harbor Twp., NJ 08234

Blossom A. Peretz, Dir.              Eric Andrews, Dag                James J. Lees
Div. of the Ratepayer Adv.           Dept. of Law & Public Safety     South Jersey Gas Company
31 Clinton Street - 11th Flr.        124 Halsey Street, 5th Flr.      One South Jersey Plaza
Newark, NJ 07102                     Newark, NJ 07101                 Folsom, NJ 08037

Gary Epler, Esq.                     David Peterson                   Paul S. Gerritsen, VP
Div. of the Ratepayer Adv.           Chesapeake Regulatory            Corporate Services
31 Clinton Street - 11th Flr.        Consultants                      Delmarva Power & Light Co.
Newark, NJ 07101                     2880 Dunkirk Way, Ste 303        800 King Street
Dunkirk, MD 20754                                                     Wilmington, DE 19899

J. Mack Wathen, Mgr. Pricing         Joseph Quirolo, Dag
Delmarva Power & Light Co.           Dept. of Law & Public Safety
800 King Street                      124 Halsey Street, 5th Flr.
Wilmington, DE 19899                 Newark, NJ 07101

Christine Lin                        Thomas J. Flaherty
BPU Division of Energy               Deloitte & Touche
2 Gateway Center                     2200 Ross Avenue, Ste 1600
Newark, NJ 07102                     Dallas, TX 75201

Julie Huff                           Reynold Nebel, Jr., Esq.
BPU Division of Energy               LeBoeuf, Lamb, Greene &
2 Gateway Center                     MacRae
Newark, NJ 07102                     One Riverfront Plaza
Newark, NJ 07102

Stephen B. Cenzer, Esq.              Jacqueline Galka, Bur. Chf.
LeBoeuf, Lamb, Greene &              BPU Division of Energy
MacRae                               2 Gateway Center
One Riverfront Plaza                 Newark, NJ 07102
Newark, NJ 07102

Kurt Lewandowski, Esq.               Jackie O'Grady
Div. of the Ratepayer Adv.           BPU Division of Energy
31 Clinton Street - 11th Flr.        2 Gateway Center
Newark, NJ 07101                     Newark, NJ 07102

Mark L. Mucci, Esq.                  James E. Franklin, II, Esq.
LeBoeuf, Lamb, Greene &              Atlantic City Electric Co.
MacRae                               6801 Black Horse Pike
One Riverfront Plaza                 Egg Harbor Twp., NJ 08234
Newark, NJ 07102